                  UNITED STATES                    --------------------------
      SECURITIES AND EXCHANGE COMMISSION                 OMB APPROVAL
            Washington, D.C. 20549                 --------------------------
                                                   OMB Number:      3235-0145
                  SCHEDULE 13G                     Expires:   August 31, 1999
                                                   Estimated average burden
    Under the Securities Exchange Act of 1934      hours per response: 14.90
               (Amendment No. 3)*                  --------------------------

                            Celeris Corporation
--------------------------------------------------------------------------------
                              (Name of Issuer)

                        Common Stock, $.01 par value
--------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                 86613P102
                     ----------------------------------
                              (CUSIP Number)

                              August 4, 1998
--------------------------------------------------------------------------------
               (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     / / Rule 13d-1(b)

     / / Rule 13d-1(c)

     /X/ Rule 13d-1(d)

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

   The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              Page 1 of 11 Pages

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ITEM 1(a).  NAME OF ISSUER. Celeris Corporation (f/k/a Summit Medical
            Systems, Inc.).

ITEM 1(b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
            10900 Red Circle Drive, Suite 100, Minnetonka, MN 55343.

ITEM 2(a). NAME OF PERSONS FILING: Catalyst Ventures, Limited Partnership ("Catalyst"), New Enterprise Associates VI, Limited Partnership ("NEA VI") (collectively, the "Funds"); NEA Partners VI, Limited Partnership ("NEA Partners VI"), which is the sole general partner of NEA VI; Peter J. Barris ("Barris"), Nancy L. Dorman ("Dorman"), Ronald H. Kase ("Kase"), C. Richard Kramlich ("Kramlich"), Arthur J. Marks ("Marks"), Thomas C. McConnell ("McConnell"), John M. Nehra ("Nehra"), and Charles W. Newhall III ("Newhall") (the "General Partners"); and New Enterprise Associates IV, Limited Partnership ("NEA IV") and NEA Partners IV, Limited Partnership ("NEA Partners IV"), the sole general partner of NEA IV. Nehra is a general partner of Catalyst. Dorman, Kramlich, Marks, McConnell and Newhall are individual general partners of NEA Partners IV. Barris, Dorman, Kase, Kramlich, Marks, McConnell, Nehra and Newhall are individual general partners of NEA Partners VI. The persons named in this paragraph are referred to individually herein as a "Reporting Person" and collectively as the "Reporting Persons."

ITEM 2(b). ADDRESS OF PRINCIPAL BUSINESS OFFICER OR, IF NONE, RESIDENCE: The address of the principal business office of Catalyst, NEA IV, NEA Partners IV, NEA VI, NEA Partners VI, Barris, Dorman, Marks, Nehra, and Newhall is New Enterprise Associates, 1119 St. Paul Street, Baltimore, Maryland 21202. The address of the principal business office of Kase, Kramlich and McConnell is New Enterprise Associates, 2490 Sand Hill Road, Menlo Park, California 94025.

ITEM 4.     OWNERSHIP.

            (a) Amount Beneficially Owned: NEA VI is the record owner of
                653,333 shares as of December 31, 1998 (the "NEA VI Shares"). Catalyst is the record owner of 412,081 shares as of December 31, 1998 (the "Catalyst Shares"). As the sole general partner of NEA VI, NEA Partners VI may be deemed to own beneficially the NEA VI Shares. By virtue of their relationship as affiliated limited partnerships, each of NEA VI and Catalyst may be deemed to share the power to direct the disposition and vote of the NEA VI Shares and the Catalyst Shares, for an aggregate of 1,065,414 shares (the "Record Shares"). As general partner of the NEA VI, NEA Partners VI may also be deemed to own beneficially the Record Shares.

                As individual general partners of NEA Partners VI, the sole general partner of NEA VI, each of Barris, Dorman, Kramlich, Marks, McConnell, and Newhall may be deemed to own beneficially the NEA VI Shares. Kase is the record owner of 2,666 shares as of December 31, 1998. As an individual general partner of NEA Partners VI, the sole general partner of NEA VI, Kase may be deemed to own beneficially the NEA VI Shares and the 2,666 shares for a total of 655,999 shares. Nehra is the record owner of 1,678 shares as of December 31, 1998, and he holds an option to purchase 53,665 shares, which option is exercisable within 60 days after December 31, 1998. As an individual general partner of NEA Partners VI, the sole general partner of NEA VI, and Catalyst, Nehra may be deemed to own beneficially the NEA VI Shares, the


                              Page 2 of 11 Pages

                Catalyst Shares, the 1,678 Shares and the 53,665 shares subject to his option, for a total of 1,120,757 shares.

            (b) Percent of Class: NEA VI, NEA Partners VI, and Catalyst:
                11.3%. Barris, Dorman, Kramlich, Marks, McConnell and
                Newhall: 6.9%. Kase: 7.1%. Nehra: 11.8%. The foregoing percentages are calculated based on the 9,419,429 shares of Common Stock reported to be outstanding in the Quarterly Report on Form 10-Q of Applied Imaging Corp. for the fiscal quarter ended September 30, 1998, as adjusted pursuant to Rule 13d-13(d)(1).

            (c) Number of shares as to which such person has:

                (i) sole power to vote or to direct the vote: 0 shares for each Reporting Person other than Kase and Nehra. 2,666 shares for Kase. 55,343 shares for Nehra.

               (ii) shared power to vote or to direct the vote: 1,065,414 shares for each of NEA VI, NEA Partners VI, Catalyst and Nehra. 653,333 shares for Barris, Dorman, Kase, Kramlich, Marks, McConnell and Newhall. 0 Shares for NEA IV and NEA Partners IV.

              (iii) sole power to dispose or to direct the disposition of: 0 shares for each Reporting Person other than Kase and Nehra. 2,666 shares for Kase. 55,343 shares for Nehra.

               (iv) shared power to dispose or to direct the disposition of
                    1,065,414 shares for each of NEA VI, NEA Partners VI, Catalyst and Nehra. 653,333 shares for Barris, Dorman, Kase, Kramlich, Marks, McConnell and Newhall. 0 Shares for NEA IV and NEA Partners IV.

            Each Reporting Person disclaims beneficial ownership of such shares of Common Stock except for those shares, if any, such Reporting Person holds of record.

ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

            NEA IV and NEA Partners IV have ceased to be the beneficial owner of more than 5% of the Common Stock of Celeris Corporation.

ALL OTHER ITEMS REPORTED ON THE SCHEDULE 13G DATED AS OF FEBRUARY 10, 1998 AND FILED ON BEHALF OF THE REPORTING PERSONS WITH RESPECT TO THE COMMON STOCK OF CELERIS CORPORATION (f/k/a SUMMIT MEDICAL SYSTEMS, INC.) REMAIN UNCHANGED.



                              Page 3 of 11 Pages

                                  SIGNATURE

    After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date: February 10, 1999

CATALYST VENTURES, LIMITED PARTNERSHIP


By:                *
   -----------------------------------
   John M. Nehra
   General Partner


NEW ENTERPRISE ASSOCIATES IV, LIMITED PARTNERSHIP


By:  NEA Partners IV, Limited Partnership

     By:            *
        -------------------------------
         Charles W. Newhall III
         General Partner


NEA PARTNERS IV, LIMITED PARTNERSHIP


By:                *
   ------------------------------------
   Charles W. Newhall III
   General Partner


NEW ENTERPRISE ASSOCIATES VI, LIMITED PARTNERSHIP

By:  NEA Partners VI, Limited Partnership

     By:             *
        -------------------------------
         Charles W. Newhall III
         General Partner


                            Page 4 of 11 Pages

NEA PARTNERS VI, LIMITED PARTNERSHIP


By:              *
   ----------------------------------
   Charles W. Newhall III
   General Partner


                  *
-------------------------------------
Peter J. Barris


                  *
-------------------------------------
Ronald Kase


                  *
-------------------------------------
C. Richard Kramlich


                  *
-------------------------------------
Arthur J. Marks


                  *
-------------------------------------
Thomas C. McConnell


                  *
-------------------------------------
John M. Nehra


                  *
-------------------------------------
Charles W. Newhall III



                                      */s/ Nancy L. Dorman
                                      -------------------------------
                                      Nancy L. Dorman
                                      on her own behalf and as Attorney-in Fact


-------------------------------------------------------------------------------
*This Schedule 13G was executed by Nancy L. Dorman pursuant to Powers of Attorney filed with the Securities and Exchange Commission on February 13,
1992 in connection with a Schedule 13G for Advanced Interventional Systems
Inc. and on February 13, 1995 in connection with a Schedule 13G for Acuity Imaging, Inc., which Powers of Attorney are incorporated herein by reference.


                             Page 5 of 11 Pages

                                                                     EXHIBIT 1


                                 AGREEMENT

    Pursuant to Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of shares of stock of Celeris Corporation.

    EXECUTED this 10th day of February, 1999.

CATALYST VENTURES, LIMITED PARTNERSHIP


By:                *
   -----------------------------------
   John M. Nehra
   General Partner


NEW ENTERPRISE ASSOCIATES IV, LIMITED PARTNERSHIP


By:  NEA Partners IV, Limited Partnership

     By:           *
        -------------------------------
         Charles W. Newhall III
         General Partner


NEA PARTNERS IV, LIMITED PARTNERSHIP


By:                *
   ------------------------------------
   Charles W. Newhall III
   General Partner


NEW ENTERPRISE ASSOCIATES VI, LIMITED PARTNERSHIP

By:  NEA Partners VI, Limited Partnership

By:                *
   ---------------------------------
    Charles W. Newhall III
    General Partner

NEA PARTNERS VI, LIMITED PARTNERSHIP

By:                *
   ---------------------------------
    Charles W. Newhall III
    General Partner

                   *
   ---------------------------------
    Peter J. Barris



                            Page 6 of 11 Pages

                  *
-------------------------------------
Ronald Kase


                  *
-------------------------------------
C. Richard Kramlich


                  *
-------------------------------------
Arthur J. Marks


                  *
-------------------------------------
Thomas C. McConnell


                  *
-------------------------------------
John M. Nehra


                  *
-------------------------------------
Charles W. Newhall III



                                      */s/ Nancy L. Dorman
                                      -------------------------------
                                      Nancy L. Dorman
                                      on her own behalf and as Attorney-in Fact


-------------------------------------------------------------------------------
*This Agreement was executed by Nancy L. Dorman pursuant to Powers of Attorney filed with the Securities and Exchange Commission on February 13,
1992 in connection with a Schedule 13G for Advanced Interventional Systems
Inc. and on February 13, 1995 in connection with a Schedule 13G for Acuity Imaging, Inc., which Powers of Attorney are incorporated herein by reference.


                             Page 7 of 11 Pages

                                                                      EXHIBIT 2


                             POWER OF ATTORNEY


    KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Nancy L. Dorman and Charles W. Newhall III, and each of them, with full power to act without the other, his true and lawful attorney-in-fact, with full power of substitution, to sign any and all instruments, certificates and documents that may be necessary, desirable or appropriate to be executed on behalf of himself as an individual or in his capacity as a general partner of any partnership, pursuant to section 13 or 16 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and any and all regulations promulgated thereunder, and to file the same, with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission, and with any other entity when and if such is mandated by the Exchange Act or by the By-laws of the National Association of Securities Dealers, Inc., granting unto said attorney-in-fact full power and authority to do and perform each and every act and thing necessary, desirable or appropriate, fully to all intents and purposes as he might or could do in person, thereby ratifying and confirming all that said attorney-in-fact, or his substitutes, may lawfully do or cause to be done by virtue hereof.

    IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 23rd day of April, 1991.


                                               /s/ Raymond L. Bank
                                               --------------------------------
                                               Raymond L. Bank


                                               /s/ Thomas R. Baruch
                                               --------------------------------
                                               Thomas R. Baruch


                                               /s/ Cornelius C. Bond, Jr.
                                               --------------------------------
                                               Cornelius C. Bond, Jr.


                                               /s/ Frank A. Bonsal, Jr.
                                               --------------------------------
                                               Frank A. Bonsal, Jr.


                                               /s/ James A. Cole
                                               --------------------------------
                                               James A. Cole



                             Page 8 of 11 Pages

                                               /s/ Nancy L. Dorman
                                               --------------------------------
                                               Nancy L. Dorman


                                               /s/ Neal M. Douglas
                                               --------------------------------
                                               Neal M. Douglas


                                               /s/ John W. Glynn, Jr.
                                               --------------------------------
                                               John W. Glynn, Jr.


                                               /s/ Curran W. Harvey
                                               --------------------------------
                                               Curran W. Harvey


                                               /s/ Ronald Kase
                                               --------------------------------
                                               Ronald Kase


                                               /s/ C. Richard Kramlich
                                               --------------------------------
                                               C. Richard Kramlich


                                               /s/ Robert F. Kuhling
                                               --------------------------------
                                               Robert F. Kuhling


                                               /s/ Arthur J. Marks
                                               --------------------------------
                                               Arthur J. Marks


                                               /s/ Thomas C. McConnell
                                               --------------------------------
                                               Thomas C. McConnell


                                               /s/ Donald L. Murfin
                                               --------------------------------
                                               Donald L. Murfin


                                               /s/ H. Leland Murphy
                                               --------------------------------
                                               H. Leland Murphy



                            Page 9 of 11 Pages

                                               /s/ John M. Nehra
                                               --------------------------------
                                               John M. Nehra


                                               /s/ Charles W. Newhall, III
                                               --------------------------------
                                               Charles W. Newhall, III


                                               /s/ Terry L. Opdendyk
                                               --------------------------------
                                               Terry L. Opdendyk


                                               /s/ Barbara J. Perrier
                                               --------------------------------
                                               Barbara J. Perrier


                                               /s/ C. Vincent Prothro
                                               --------------------------------
                                               C. Vincent Prothro


                                               /s/ C. Woodrow Rea, Jr.
                                               --------------------------------
                                               C. Woodrow Rea, Jr.


                                               /s/ Howard D. Wolfe, Jr.
                                               --------------------------------
                                               Howard D. Wolfe, Jr.


                                               /s/ Nora M. Zietz
                                               --------------------------------
                                               Nora M. Zietz


                             Page 10 of 11 Pages

                             POWER OF ATTORNEY


    KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Nancy L. Dorman and Charles W. Newhall III, and each of them, with full power to act without the other, his true and lawful attorney-in-fact, with full power of substitution, to sign any and all instruments, certificates and documents that may be necessary, desirable or appropriate to be executed on behalf of himself as an individual or in his capacity as a general partner of any partnership, pursuant to section 13 or 16 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and any and all regulations promulgated thereunder, and to file the same, with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission, and with any other entity when and if such is mandated by the Exchange Act or by the By-laws of the National Association of Securities Dealers, Inc., granting unto said attorney-in-fact full power and authority to do and perform each and every act and thing necessary, desirable or appropriate, fully to all intents and purposes as he might or could do in person, thereby ratifying and confirming all that said attorney-in-fact, or his substitutes, may lawfully do or cause to be done by virtue hereof.

    IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 1st day of January, 1994.


                                               /s/ Peter J. Barris
                                               --------------------------------
                                               Peter J. Barris


                                               /s/ Debra E. King
                                               --------------------------------
                                               Debra E. King


                                               /s/ Peter T. Morris
                                               --------------------------------
                                               Peter T. Morris


                                               /s/ Hugh Y. Rienhoff, Jr.
                                               --------------------------------
                                               Hugh Y. Rienhoff, Jr.


                                               /s/ Alexander Slusky
                                               --------------------------------
                                               Alexander Slusky


                                               /s/ Louis B. Van Dyck
                                               --------------------------------
                                                Louis B. Van Dyck


                             Page 11 of 11 Pages